UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Bright Lights Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

10920K101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	10920K101

1	NAME OF REPORTING PERSON Bright Lights Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,630,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,630,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%[1]
12	TYPE OF REPORTING PERSON OO

[1]	The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 23,000,000 shares of Class A Common Stock issued and outstanding as of January 24, 2022, based on the Issuer’s Form 10-Q/A filed on January 25, 2022, plus the 5,630,000 shares of Class A Common Stock issuable upon conversion of the shares of the Issuer's Class B common stock held by Bright Lights Sponsor LLC. The shares of Class B common stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment.

CUSIP No.	10920K101

1	NAME OF REPORTING PERSON Bright Lights Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,630,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,630,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%[1]
12	TYPE OF REPORTING PERSON OO, HC

[1]	The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 23,000,000 shares of Class A Common Stock issued and outstanding as of January 24, 2022, based on the Issuer’s Form 10-Q/A filed on January 25, 2022, plus the 5,630,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B common stock held by Bright Lights Sponsor LLC.

CUSIP No.	10920K101

1	NAME OF REPORTING PERSON Michael Mahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,630,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,630,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,630,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%[1]
12	TYPE OF REPORTING PERSON IN

[1]	The percentage of Class A Common Stock (as defined below in Item 2(d)) is based on 23,000,000 shares of Class A Common Stock issued and outstanding as of January 24, 2022, based on the Issuer’s Form 10-Q/A filed on January 25, 2022, plus the 5,630,000 shares of Class A Common Stock issuable upon conversion of the shares of Class B common stock held by Bright Lights Sponsor LLC.

Item 1(a)	Name of Issuer

The name of the issuer is Bright Lights Acquisition Corp. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at: 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025.

Item 2(a)	Name of Person Filing

This statement is filed by:

(i)	Bright Lights Sponsor LLC, a Delaware limited liability company, which directly holds shares of Class B common stock of the Issuer that are convertible into shares of Class A Common Stock (as defined below);

(ii)	Bright Lights Holdco LLC, a Delaware limited liability company, which is the managing member of Bright Lights Sponsor LLC; and

(iii)	Michael Mahan, who is the managing member of Bright Lights Holdco LLC.

The Joint Filing Agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached as Exhibit A herein.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is: c/o Bright Lights Acquisition Corp., 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025.

Item 2(c)	Citizenship

See Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities

Class A common stock, par value $0.0001 per share (the “Class A Common Stock”).

Item 2(e)	CUSIP No.

10920K101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Item 9 of each of the cover pages.

(b)	Percent of Class: See Item 11 of each of the cover pages.

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or direct the vote: See Item 5 of each of the cover pages.

(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.

(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.

(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

BRIGHT LIGHTS SPONSOR LLC

By:	/s/ Michael Mahan
	Name:	Michael Mahan
	Title:	Chief Executive Officer

BRIGHT LIGHTS HOLDCO LLC

By:	/s/ Michael Mahan
	Name:	Michael Mahan
	Title:	Managing Member

MICHAEL MAHAN

By:	/s/ Michael Mahan
	Name:	Michael Mahan

Exhibit A

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k), the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Class A common stock, par value $0.0001 per share, of Bright Lights Acquisition Corp., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated this 10th day of February, 2022.

BRIGHT LIGHTS SPONSOR LLC

By:	/s/ Michael Mahan
	Name:	Michael Mahan
	Title:	Chief Executive Officer

BRIGHT LIGHTS HOLDCO LLC

By:	/s/ Michael Mahan
	Name:	Michael Mahan
	Title:	Managing Member

MICHAEL MAHAN

By:	/s/ Michael Mahan
	Name:	Michael Mahan